Exhibit 12
GMAC LLC

RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
	June 30,
($ in millions)	2007	2006

Earnings
Consolidated net (loss) income	($12)	$1,283
Provision for income taxes	309	582
Equity-method investee distribution	31	648
Equity-method investee earnings	(84)	(493)
Minority interest in consolidated subsidiaries and loss/(income) from equity investees	1	(11)

Consolidated income before income taxes, minority interest and loss/(income) from equity investees	245	2,009
Fixed charges	7,409	7,523

Earnings available for fixed charges	7,654	9,532
Fixed charges
Interest, discount, and issuance expense on debt	7,368	7,478
Portion of rentals representative of the interest factor	41	44

Total fixed charges	$7,409	$7,522
Ratio of earnings to fixed charges	1.03	1.27